HEART TEST LABORATORIES, INC.

550 Reserve Street, Suite 360

Southlake, Texas 76092

June 13, 2022

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

        Jordan Nimitz

Re:    Heart Test Laboratories, Inc.

Registration Statement on Form S-1, as amended (File Number 333-265024)

Request For Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Heart Test Laboratories, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:30 p.m. Eastern time, on June 14, 2022, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Jackson Walker LLP, by calling Steven Jacobs at (210) 978-7727.

Thank you for your assistance in this matter.

Very Truly Yours,

/s/ Andrew Simpson

Andrew Simpson, Chairman of the

Board, President and Chief

Executive Officer